Filed pursuant to Rule 253(g)(2)

File No. 024-12295

OFFERING CIRCULAR SUPPLEMENT NO. 2 DATED MARCH 5, 2026

(To the Offering Circular dated February 12, 2026 and qualified on March 2, 2026)

C2 BLOCKCHAIN, INC.

(Exact name of registrant as specified in its charter)

DATE: MARCH 5, 2026

Nevada	6199	87-2645378
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

12818 SW 8th St Unit #2008

Miami, FL 33184

(Address of principal executive offices)

888-437-3432

(Registrant’s telephone number, including area code)

Up to 73,200,000 Shares of Common Stock

$0.05 Per Share

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR SUPPLEMENT OR THE OFFERING CIRCULAR. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER REGULATION A OF THE SECURITIES ACT OF 1933, AS AMENDED.

Explanatory Note

This Offering Circular Supplement No. 2 (the “Supplement”) supplements the Offering Circular of C2 Blockchain, Inc. (the “Company”) dated February 12, 2026, which was qualified by the Securities and Exchange Commission (the “Commission”) on March 2, 2026 (the “Offering Circular”), relating to the offering of shares of the Company’s common stock pursuant to Regulation A.

This Supplement is being filed pursuant to Rule 253(g)(2) under Regulation A for the purposes of:

(i) fixing the public offering price of the securities offered pursuant to the Offering Circular; and

(ii) providing updated disclosure regarding the Company’s Amended and Restated Articles of Incorporation filed with the Nevada Secretary of State on March 4, 2026, which increased the Company’s authorized capital stock and designated a series of preferred stock.

Except as expressly set forth in this Supplement, all other information contained in the Offering Circular remains unchanged and should be read together with this Supplement. The Company believes the information contained in this Supplement does not constitute a fundamental change requiring post-qualification amendment of the Offering Statement. The information included herein is intended to supplement the existing disclosure in the Offering Circular and to reflect events occurring subsequent to the qualification of the Offering Circular.

Offering Price

The Company hereby fixes the offering price of the securities offered pursuant to the Offering Circular at $0.05 per share. Based on this fixed offering price and the maximum of 73,200,000 shares being offered, the Company may receive maximum gross proceeds of approximately $3,660,000 if all shares offered are sold.

Amended and Restated Articles of Incorporation

On March 4, 2026, the Company filed Amended and Restated Articles of Incorporation with the Nevada Secretary of State (the “Amended and Restated Articles”).

The Amended and Restated Articles, among other things, increase the Company’s authorized capital stock to an aggregate of 1,520,000,000 shares, consisting of 1,500,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share.

Of the authorized preferred stock, 5,000,000 shares have been designated as Series A Preferred Stock. Each share of Series A Preferred Stock is entitled to 100 votes per share on all matters submitted to a vote of the Company’s stockholders and is convertible, at the option of the holder, into 100 shares of the Company’s common stock, subject to the availability of authorized and unissued shares of common stock at the time of conversion.

The Amended and Restated Articles also provide that the remaining 15,000,000 shares of preferred stock may be issued from time to time in one or more series with such rights, preferences, privileges, and restrictions as may be determined by the Company’s Board of Directors.

The Company disclosed the filing of the Amended and Restated Articles in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2026. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation filed as Exhibit 3.1 to such Form 8-K.